UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Moblan Final 2024 Drill Results

•	Final results for 116 new drillholes totalling 38,953.40m for Sayona’s Moblan Lithium Project, Québec, Canada with highlights including:

o	Inter Area Pegmatites (outside MRE 2024 pit shell):

■	59.55m @ 1.46% Li2O from 316.60m in drillhole SYN-24-0837

o	Potential Resources Upgrade (within MRE 2024 pit shell):

■	60.75m @ 1.82% Li2O from 67.50m in drillhole SYN-24-0852
■	54.80m @ 1.62% Li2O from 34.25m in drillhole SYN-24-0854
■	56.50m @ 1.47% Li2O from 226.40m in drillhole SYN-24-0834
■	55.65m @ 1.75% Li2O from 209.60m in drillhole SYN-24-0891
■	48.75m @ 1.66% Li2O from 38.25m in drillhole SYN-24-0939

•
All assay results from the 2024 drilling campaign have now been validated and released, adding 33,591 new assays from 281 drill holes (76,202 meters) to the database for the updated Resources and 3D geological model.

•	Multiple thick, high-grade intercepts within the 2024 Mineral Resource Estimate (MRE) pit shell support conversion from Inferred to Indicated/Measured categories.

•	Drilling confirms continuity of spodumene-bearing pegmatites across all zones, particularly the sub-horizontal dykes that connect Main, South, Inter, and Moleon areas.

•	These new and recent drilling results from the 2024 program will be incorporated into a future mineral resource update in 2025.

North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) announced today the final results from its 2024 drilling program at the Moblan Lithium Project (Sayona 60%; Investissement Quebec 40%), further demonstrating the high-grade nature of this highly strategic asset.

Sayona is pleased to report the final results from the 2024 drilling campaign, comprising 116 diamond drill holes for a total of 38,953.40 metres. With all assays now validated and released, the program has successfully enhanced the potential to expand Moblan’s mineral resource base. Drilling efforts focused on in-fill targets aimed at upgrading resource categories within the 2024 Mineral Resource Estimate, while also intercepting mineralisation beyond the current pit shells in the Main, South, Moleon, and especially the Inter Area. These results support the potential conversion of Inferred resources to Indicated and Measured categories within the MRE envelope.

The exploration drilling results reported outside the current resource pit shell are grouped into four key areas: Main, South, Inter, and Moleon. The latest results confirm the continuity of spodumene-bearing pegmatite dyke systems across these zones and particularly the sub-horizontal dykes extending from the Main and South areas into the Inter area that can be followed over 2.3 km. This release also presents new drill results located within the existing resource pit shell, which include intercepts from all four areas

Sayona’s  CEO, Lucas Dow commented: “The consistent high-grade intercepts in the Main, South, Inter and Moleon areas highlight the scale and quality of the Moblan Project as one of North America’s most promising hard rock lithium projects. We continue to see strong grades, impressive thicknesses, and excellent geological continuity, both within and beyond the current resource pit shell. These results not only support the potential for a resource upgrade but also reinforce Moblan’s position as the cornerstone of our growth strategy in the Eeyou-Istchee James Bay region.”

Table 1 – Drillhole Best Intercepts - All New Results above a Metal Factor greater than 25
Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description
South Area (outside MRE 2024 pit shell)
SYN-24-0862	127.20	141.00	13.80	2.20	13.80m @ 2.20% Li2O from 127.20m
SYN-24-0864	116.40	141.00	24.60	1.74	24.60m @ 1.74% Li2O from 116.40m
SYN-24-0925	99.10	136.00	36.90	1.33	36.90m @ 1.33% Li2O from 99.10m
Main Area (outside MRE 2024 pit shell)
1331-16-115ext	391.60	412.35	20.75	1.67	20.75m @ 1.67% Li2O from 391.60m
1331-22-173ext	291.45	309.25	17.80	1.75	17.80m @ 1.75% Li2O from 291.45m
1331-22-179ext	351.55	375.80	24.25	1.43	24.25m @ 1.43% Li2O from 351.55m
1331-22-182ext	304.00	322.55	18.55	1.41	18.55m @ 1.41% Li2O from 304.00m
1331-22-185ext	270.70	308.75	38.05	1.85	38.05m @ 1.85% Li2O from 270.70m
SYN-24-0875	298.75	318.50	19.75	1.51	19.75m @ 1.51% Li2O from 298.75m
SYN-24-0883	237.80	268.00	30.20	1.44	30.20m @ 1.44% Li2O from 237.80m
SYN-24-0896	206.70	240.10	33.40	2.15	33.40m @ 2.15% Li2O from 206.70m
SYN-24-0920	243.60	275.00	31.40	1.92	31.40m @ 1.92% Li2O from 243.60m
SYN-24-0929	246.45	271.30	24.85	2.21	24.85m @ 2.21% Li2O from 246.45m
SYN-24-0930	99.35	115.25	15.90	1.58	15.90m @ 1.58% Li2O from 99.35m
SYN-24-0933	359.35	378.00	18.65	1.41	18.65m @ 1.41% Li2O from 359.35m
Inter Area (outside MRE 2024 pit shell)
SYN-24-0731	295.25	324.10	28.85	1.46	28.85m @ 1.46% Li2O from 295.25m
SYN-24-0736ext	308.65	343.45	34.80	1.64	34.80m @ 1.64% Li2O from 308.65m
SYN-24-0827	232.90	261.65	28.75	1.45	28.75m @ 1.45% Li2O from 232.90m
SYN-24-0830	235.05	246.30	11.25	2.31	11.25m @ 2.31% Li2O from 235.05m
	262.90	281.80	18.90	1.59	18.90m @ 1.59% Li2O from 262.90m
SYN-24-0832	308.60	333.55	24.95	1.55	24.95m @ 1.55% Li2O from 308.60m
SYN-24-0833	275.15	290.00	14.85	1.74	14.85m @ 1.74% Li2O from 275.15m
	298.40	312.45	14.05	1.82	14.05m @ 1.82% Li2O from 298.40m
SYN-24-0837	271.00	293.10	22.10	1.46	22.10m @ 1.46% Li2O from 271.00m
	316.60	376.15	59.55	1.46	59.55m @ 1.46% Li2O from 316.60m
	391.00	429.00	38.00	1.28	38.00m @ 1.28% Li2O from 391.00m
SYN-24-0889A	224.95	259.00	34.05	2.01	34.05m @ 2.01% Li2O from 224.95m
	315.65	339.15	23.50	1.47	23.50m @ 1.47% Li2O from 315.65m
SYN-24-0890	237.60	251.60	14.00	1.89	14.00m @ 1.89% Li2O from 237.60m
SYN-24-0893	182.95	200.40	17.45	1.62	17.45m @ 1.62% Li2O from 182.95m
SYN-24-0894	310.25	356.40	46.15	1.36	46.15m @ 1.36% Li2O from 310.25m
	379.25	409.35	30.10	1.26	30.10m @ 1.26% Li2O from 379.25m
SYN-24-0898ext	404.15	423.30	19.15	2.31	19.15m @ 2.31% Li2O from 404.15m
SYN-24-0900	157.60	173.00	15.40	1.82	15.40m @ 1.82% Li2O from 157.60m
SYN-24-0903	185.10	226.10	41.00	1.69	41.00m @ 1.69% Li2O from 185.10m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description
SYN-24-0907	230.65	266.05	35.40	1.35	35.40m @ 1.35% Li2O from 230.65m
SYN-24-0909	302.30	314.90	12.60	2.52	12.60m @ 2.52% Li2O from 302.30m
SYN-24-0931	224.90	247.25	22.35	1.41	22.35m @ 1.41% Li2O from 224.90m
SYN-24-0939	366.15	398.40	32.25	1.59	32.25m @ 1.59% Li2O from 366.15m
Moleon Area (outside MRE 2024 pit shell)
SYN-24-0887	132.15	148.50	16.35	1.78	16.35m @ 1.78% Li2O from 132.15m
	200.90	227.65	26.75	1.82	26.75m @ 1.82% Li2O from 200.90m
Potential Resources Upgrade (within MRE 2024 pit shell)
SYN-24-0852	67.50	128.25	60.75	1.82	60.75m @ 1.82% Li2O from 67.50m
SYN-24-0854	34.25	89.05	54.80	1.62	54.80m @ 1.62% Li2O from 34.25m
SYN-24-0859	11.10	33.25	22.15	1.71	22.15m @ 1.71% Li2O from 11.10m
SYN-24-0866	11.80	36.35	24.55	1.82	24.55m @ 1.82% Li2O from 11.80m
SYN-24-0883	87.30	104.20	16.90	1.59	16.90m @ 1.59% Li2O from 87.30m
SYN-24-0895	223.10	251.40	28.30	1.18	28.30m @ 1.18% Li2O from 223.10m
SYN-24-0920	36.15	54.30	18.15	1.44	18.15m @ 1.44% Li2O from 36.15m
SYN-24-0933	36.10	57.15	21.05	2.27	21.05m @ 2.27% Li2O from 36.10m
SYN-24-0832	29.55	71.80	42.25	1.64	42.25m @ 1.64% Li2O from 29.55m
	279.45	303.80	24.35	1.69	24.35m @ 1.69% Li2O from 279.45m
SYN-24-0833	32.80	46.90	14.10	1.91	14.10m @ 1.91% Li2O from 32.80m
	247.50	272.80	25.30	1.72	25.30m @ 1.72% Li2O from 247.50m
SYN-24-0834	126.05	158.60	32.55	1.83	32.55m @ 1.83% Li2O from 126.05m
	226.40	282.90	56.50	1.47	56.50m @ 1.47% Li2O from 226.40m
SYN-24-0835	202.85	225.90	23.05	1.51	23.05m @ 1.51% Li2O from 202.85m
SYN-24-0837	24.75	60.95	36.20	1.50	36.20m @ 1.50% Li2O from 24.75m
SYN-24-0860	185.45	213.30	27.85	1.53	27.85m @ 1.53% Li2O from 185.45m
SYN-24-0877	174.85	205.00	30.15	1.59	30.15m @ 1.59% Li2O from 174.85m
SYN-24-0878	236.55	253.40	16.85	1.97	16.85m @ 1.97% Li2O from 236.55m
	256.10	281.70	25.60	1.31	25.60m @ 1.31% Li2O from 256.10m
SYN-24-0879	88.30	106.70	18.40	1.99	18.40m @ 1.99% Li2O from 88.30m
SYN-24-0880	78.40	96.70	18.30	1.47	18.30m @ 1.47% Li2O from 78.40m
SYN-24-0881A	190.45	209.95	19.50	1.93	19.50m @ 1.93% Li2O from 190.45m
SYN-24-0884	151.55	194.70	43.15	1.44	43.15m @ 1.44% Li2O from 151.55m
SYN-24-0890	214.40	234.30	19.90	1.64	19.90m @ 1.64% Li2O from 214.40m
SYN-24-0891	209.60	265.25	55.65	1.75	55.65m @ 1.75% Li2O from 209.60m
SYN-24-0892	208.70	229.55	20.85	1.76	20.85m @ 1.76% Li2O from 208.70m
SYN-24-0899	70.45	93.15	22.70	2.06	22.70m @ 2.06% Li2O from 70.45m
SYN-24-0932	100.65	119.60	18.95	1.84	18.95m @ 1.84% Li2O from 100.65m
SYN-24-0939	38.25	87.00	48.75	1.66	48.75m @ 1.66% Li2O from 38.25m
	225.05	248.90	23.85	2.47	23.85m @ 2.47% Li2O from 225.05m

Notes (1): Table 1 presents all new results above a Metal Factor greater than 25. Bold text indicates Metal Factor greater than 50.

Notes (2): Methodology for calculating all drilling intercepts presented in the tables and figures in this press release. Drillhole intercepts query and calculations are made automatically using the economic composite tool in Leapfrog software (v.2023.2.1). The selection algorithm was applied to all the drilling results and may not represent true thickness. Calculations are made according to the following steps. Step no.1: Assigned lithology code (ex: pegmatites, gabbro, granodiorite) to each individual sample based on majority code (i.e. rule of 51%). Step no.2: Assignment of a 0% Li2O content to all lithologies other than spodumene pegmatites (e.g. "waste lithologies" such as gabbro and volcanic rocks). Step no. 3: Calculation of intercepts based on a minimum grade of 0.25% Li2O over a minimum core length of 2m (and no maximum length), with a tolerance allowing the inclusion of 2m waste gap up to a maximum of 20m cumulative length of waste inside an intercept. Step no.4: Selection of the drilling results highlights based on grades, lengths, and Metal Factor (Li2O grade (%) x core length (m)).

Figure 1- Plan View with Selected New Highlights of 2024 Drilling Program (not included in current MRE)

Notes: Text boxes for all new results with Metal Factor (grade * thickness) greater than 50 (this release).

Targeted Resource Conversion (Within 2024 MRE Pit Shell)

This section presents the latest drill results located within the resource pit shell, covering all four areas: Main, South, Inter, and Moleon. Detailed results and their breakdown are provided in Table 2. Significant wide intercepts (>50m) from conversion drilling include: 1.82% Li₂O over 60.75m from 67.50m in hole SYN-24-0852, 1.62% Li₂O over 54.80m from 34.25m in hole SYN-24-0854, 1.47% Li₂O over 56.50m from 226.40m in hole SYN-24-0834, and 1.75% Li₂O over 55.65m from 209.60m in hole SYN-24-0891. These intercepts confirm the potential for upgrading and converting inferred resources to the indicated and measured categories within the 2024 MRE pit shells. The results also underscore the continuity of mineralisation and support the potential for increased reserves at Moblan (see Figures 1 and 2).

Table 2 – Potential Resources Upgrade (intervals above 0.6% Li2O over 2m – within 2024 MRE pit shell)

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0816	117.20	126.75	9.55	1.99	9.55m @ 1.99% Li2O from 117.20m	South
SYN-24-0819	115.40	120.50	5.10	0.90	5.10m @ 0.90% Li2O from 115.40m
SYN-24-0852	67.50	128.25	60.75	1.82	60.75m @ 1.82% Li2O from 67.50m
SYN-24-0854	34.25	89.05	54.80	1.62	54.80m @ 1.62% Li2O from 34.25m
SYN-24-0855	39.00	41.50	2.50	1.51	2.50m @ 1.51% Li2O from 39.00m
SYN-24-0856	59.65	66.30	6.65	0.96	6.65m @ 0.96% Li2O from 59.65m
	72.30	76.40	4.10	0.75	4.10m @ 0.75% Li2O from 72.30m
SYN-24-0857	11.05	19.65	8.60	1.44	8.60m @ 1.44% Li2O from 11.05m
	23.15	30.80	7.65	1.02	7.65m @ 1.02% Li2O from 23.15m
SYN-24-0859	11.10	33.25	22.15	1.71	22.15m @ 1.71% Li2O from 11.10m
SYN-24-0861	18.70	21.30	2.60	1.43	2.60m @ 1.43% Li2O from 18.70m
	45.65	54.70	9.05	1.65	9.05m @ 1.65% Li2O from 45.65m
SYN-24-0866	11.80	36.35	24.55	1.82	24.55m @ 1.82% Li2O from 11.80m
	48.80	63.50	14.70	1.50	14.70m @ 1.50% Li2O from 48.80m
SYN-24-0873	32.20	34.50	2.30	0.92	2.30m @ 0.92% Li2O from 32.20m
	67.90	70.45	2.55	2.13	2.55m @ 2.13% Li2O from 67.90m
	93.60	97.00	3.40	1.72	3.40m @ 1.72% Li2O from 3.60m
	108.40	114.00	5.60	1.62	5.60m @ 1.62% Li2O from 108.40m
	135.95	142.50	6.55	0.99	6.55m @ 0.99% Li2O from 135.95m
	216.80	219.20	2.40	0.62	2.40m @ 0.62% Li2O from 216.80m
	232.25	240.90	8.65	0.66	8.65m @ 0.66% Li2O from 232.25m
SYN-24-0751	154.85	164.10	9.25	1.60	9.25m @ 1.60% Li2O from 154.85m
SYN-24-0875	51.50	62.50	11.00	1.77	11.00m @ 1.77% Li2O from 51.50m	Main
	115.15	119.95	4.80	1.69	4.80m @ 1.69% Li2O from 115.15m
	169.65	175.85	6.20	1.01	6.20m @ 1.01% Li2O from 169.65m
	197.00	201.75	4.75	1.13	4.75m @ 1.13% Li2O from 197.00m
	235.90	239.80	3.90	1.29	3.90m @ 1.29% Li2O from 235.90m
SYN-24-0876	3.85	9.40	5.55	1.45	5.55m @ 1.45% Li2O from 3.85m
	18.80	29.70	10.90	1.49	10.90m @ 1.49% Li2O from 18.80m
	44.20	46.40	2.20	1.19	2.20m @ 1.19% Li2O from 44.20m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	70.65	74.60	3.95	1.76	3.95m @ 1.76% Li2O from 70.65m
	101.40	107.20	5.80	1.47	5.80m @ 1.47% Li2O from 101.40m
	122.85	125.75	2.90	1.17	2.90m @ 1.17% Li2O from 122.85m
	145.85	152.70	6.85	1.43	6.85m @ 1.43% Li2O from 145.85m
SYN-24-0883	87.30	104.20	16.90	1.59	16.90m @ 1.59% Li2O from 87.30m
	131.70	135.60	3.90	1.88	3.90m @ 1.88% Li2O from 131.70m
SYN-24-0895	46.45	58.05	11.60	1.83	11.60m @ 1.83% Li2O from 46.45m
	89.30	95.60	6.30	1.56	6.30m @ 1.56% Li2O from 89.30m
	223.10	251.40	28.30	1.18	28.30m @ 1.18% Li2O from 223.10m
SYN-24-0896	1.00	9.15	8.15	1.85	8.15m @ 1.85% Li2O from 1.00m
	61.20	73.00	11.80	1.58	11.80m @ 1.58% Li2O from 61.20m
	105.20	110.40	5.20	1.61	5.20m @ 1.61% Li2O from 105.20m
SYN-24-0920	36.15	54.30	18.15	1.44	18.15m @ 1.44% Li2O from 36.15m
	99.75	103.55	3.80	1.81	3.80m @ 1.81% Li2O from 99.75m
	131.90	137.10	5.20	1.27	5.20m @ 1.27% Li2O from 131.90m
SYN-24-0929	32.00	45.85	13.85	1.46	13.85m @ 1.46% Li2O from 32.00m
	58.60	66.35	7.75	1.69	7.75m @ 1.69% Li2O from 58.60m
	76.30	84.00	7.70	1.10	7.70m @ 1.10% Li2O from 76.30m
SYN-24-0933	36.10	57.15	21.05	2.27	21.05m @ 2.27% Li2O from 36.10m
SYN-24-0934A	37.45	51.40	13.95	1.64	13.95m @ 1.64% Li2O from 37.45m
	78.80	86.20	7.40	1.73	7.40m @ 1.73% Li2O from 78.80m
SYN-24-0827	46.05	53.45	7.40	1.32	7.40m @ 1.32% Li2O from 46.05m	Inter
	104.05	108.25	4.20	1.66	4.20m @ 1.66% Li2O from 104.05m
	143.60	148.00	4.40	1.32	4.40m @ 1.32% Li2O from 143.60m
SYN-24-0832	29.55	71.80	42.25	1.64	42.25m @ 1.64% Li2O from 29.55m
	84.10	89.35	5.25	2.14	5.25m @ 2.14% Li2O from 84.10m
	152.10	154.55	2.45	0.85	2.45m @ 0.85% Li2O from 154.55m
	182.20	184.35	2.15	1.19	2.15m @ 1.19% Li2O from 182.20m
	232.00	243.00	11.00	1.19	11.00m @ 1.19% Li2O from 232.00m
	250.70	262.10	11.40	1.54	11.40m @ 1.54% Li2O from 250.70m
	279.45	303.80	24.35	1.69	24.35m @ 1.69% Li2O from 279.45m
SYN-24-0833	32.80	46.90	14.10	1.91	14.10m @ 1.91% Li2O from 32.80m
	86.60	89.95	3.35	2.17	3.35m @ 2.17% Li2O from 86.60m
	146.95	150.60	3.65	1.39	3.65m @ 1.39% Li2O from 146.95m
	247.50	272.80	25.30	1.72	25.30m @ 1.72% Li2O from 247.50m
SYN-24-0834	29.60	32.50	2.90	1.44	2.90m @ 1.44% Li2O from 29.60m
	83.15	86.15	3.00	0.82	3.00m @ 0.82% Li2O from 83.15m
	126.05	158.60	32.55	1.83	32.55m @ 1.83% Li2O from 126.05m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	205.60	210.25	4.65	0.94	4.65m @ 0.94% Li2O from 205.60m
	226.40	282.90	56.50	1.47	56.50m @ 1.47% Li2O from 226.40m
SYN-24-0835	32.50	41.25	8.75	1.48	8.75m @ 1.48% Li2O from 32.50m
	127.95	130.85	2.90	1.53	2.90m @ 1.53% Li2O from 127.95m
	189.05	197.50	8.45	1.44	8.45m @ 1.44% Li2O from 189.05m
	202.85	225.90	23.05	1.51	23.05m @ 1.51% Li2O from 202.85m
SYN-24-0836	36.05	40.35	4.30	1.17	4.30m @ 1.17% Li2O from 36.05m
	87.05	89.55	2.50	2.10	2.50m @ 2.10% Li2O from 87.05m
	132.70	135.45	2.75	1.18	2.75m @ 1.18% Li2O from 132.70m
	145.20	147.85	2.65	1.36	2.65m @ 1.36% Li2O from 145.20m
	176.90	179.80	2.90	1.36	2.90m @ 1.36% Li2O from 176.90m
SYN-24-0837	24.75	60.95	36.20	1.50	36.20m @ 1.50% Li2O from 24.75m
	82.30	87.15	4.85	1.72	4.85m @ 1.72% Li2O from 82.30m
	139.05	142.25	3.20	1.75	3.20m @ 1.75% Li2O from 139.05m
	163.85	170.50	6.65	1.94	6.65m @ 1.94% Li2O from 163.85m
	231.20	239.15	7.95	0.87	7.95m @ 0.87% Li2O from 231.20m
SYN-24-0853	42.90	48.00	5.10	1.76	5.10m @ 1.76% Li2O from 42.90m
	92.50	96.60	4.10	1.76	4.10m @ 1.76% Li2O from 92.50m
	198.65	209.00	10.35	1.41	10.35m @ 1.41% Li2O from 198.65m
SYN-24-0860	31.25	42.55	11.30	1.34	11.30m @ 1.34% Li2O from 31.25m
	84.35	87.55	3.20	2.22	3.20m @ 2.22% Li2O from 84.35m
	159.70	164.00	4.30	1.85	4.30m @ 1.85% Li2O from 159.70m
	185.45	213.30	27.85	1.53	27.85m @ 1.53% Li2O from 185.45m
SYN-24-0877	105.95	108.35	2.40	1.02	2.40m @ 1.02% Li2O from 105.95m
	122.90	25.45	2.55	2.00	2.55m @ 2.00% Li2O from 122.90m
	174.85	205.00	30.15	1.59	30.15m @ 1.59% Li2O from 174.85m
SYN-24-0878	25.10	36.00	10.90	1.87	10.90m @ 1.87% Li2O from 25.10m
	50.00	58.00	8.00	1.46	8.00m @ 1.46% Li2O from 50.00m
	81.00	88.90	7.90	1.15	7.90m @ 1.15% Li2O from 81.00m
	93.70	102.90	9.20	2.26	9.20m @ 2.26% Li2O from 93.70m
	128.75	132.50	3.75	2.19	3.75m @ 2.19% Li2O from 128.75m
	193.00	207.00	14.00	1.73	14.00m @ 1.73% Li2O from 193.00m
	231.65	234.00	2.35	1.35	2.35m @ 1.35% Li2O from 231.65m
	236.55	253.40	16.85	1.97	16.85m @ 1.97% Li2O from 236.55m
	256.10	281.70	25.60	1.31	25.60m @ 1.31% Li2O from 256.10m
SYN-24-0879	37.80	40.90	3.10	2.30	3.10m @ 2.30% Li2O from 37.80m
	88.30	106.70	18.40	1.99	18.40m @ 1.99% Li2O from 88.30m
	123.65	126.80	3.15	1.58	3.15m @ 1.58% Li2O from 123.65m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	202.60	208.00	5.40	1.73	5.40m @ 1.73% Li2O from 202.60m
	251.70	258.80	7.10	1.27	7.10m @ 1.27% Li2O from 251.70m
SYN-24-0880	78.40	96.70	18.30	1.47	18.30m @ 1.47% Li2O from 78.40m
SYN-24-0881A	57.30	65.65	8.35	1.65	8.35m @ 1.65% Li2O from 57.30m
	106.15	110.50	4.35	2.56	4.35m @ 2.56% Li2O from 106.15m
	124.80	127.65	2.85	0.62	2.85m @ 0.62% Li2O from 124.80m
	190.45	209.95	19.50	1.93	19.50m @ 1.93% Li2O from 190.45m
	249.60	253.65	4.05	1.56	4.05m @ 1.56% Li2O from 249.60m
SYN-24-0884	109.30	116.65	7.35	1.75	7.35m @ 1.75% Li2O from 109.30m
	151.55	194.70	43.15	1.44	43.15m @ 1.44% Li2O from 151.55m
SYN-24-0885	35.35	44.45	9.10	1.19	9.10m @ 1.19% Li2O from 35.35m
	99.95	103.95	4.00	1.29	4.00m @ 1.29% Li2O from 99.95m
	246.25	256.65	10.40	1.44	10.40m @ 1.44% Li2O from 246.25m
SYN-24-0888	208.15	213.75	5.60	1.50	5.60m @ 1.50% Li2O from 208.15m
	218.40	226.15	7.75	0.66	7.75m @ 0.66% Li2O from 218.40m
SYN-24-0889	2.30	4.70	2.40	2.54	2.40m @ 2.54% Li2O from 2.30m
	6.80	11.90	5.10	2.41	5.10m @ 2.41% Li2O from 6.80m
SYN-24-0889A	2.95	12.00	9.05	1.78	9.05m @ 1.78% Li2O from 2.95m
	41.75	55.85	14.10	1.32	14.10m @ 1.32% Li2O from 41.75m
	71.00	82.70	11.70	1.00	11.70m @ 1.00% Li2O from 71.00m
	180.60	185.00	4.40	1.28	4.40m @ 1.28% Li2O from 180.60m
SYN-24-0890	40.00	43.15	3.15	1.44	3.15m @ 1.44% Li2O from 40.00m
	88.75	93.70	4.95	1.43	4.95m @ 1.43% Li2O from 88.75m
	214.40	234.30	19.90	1.64	19.90m @ 1.64% Li2O from 214.40m
SYN-24-0891	34.60	42.20	7.60	1.31	7.60m @ 1.31% Li2O from 34.60m
	209.60	265.25	55.65	1.75	55.65m @ 1.75% Li2O from 209.60m
SYN-24-0892	33.35	42.90	9.55	2.00	9.55m @ 2.00% Li2O from 33.35m
	208.70	229.55	20.85	1.76	20.85m @ 1.76% Li2O from 208.70m
	237.30	241.80	4.50	0.88	4.50m @ 0.88% Li2O from 237.30m
SYN-24-0893	22.95	30.85	7.90	1.40	7.90m @ 1.40% Li2O from 22.95m
SYN-24-0894	26.25	38.60	12.35	1.58	12.35m @ 1.58% Li2O from 26.25m
	67.15	77.00	9.85	0.81	9.85m @ 0.81% Li2O from 67.15m
	81.15	87.05	5.90	1.68	5.90m @ 1.68% Li2O from 81.15m
	95.00	106.50	11.50	1.44	11.50m @ 1.44% Li2O from 95.00m
	143.20	147.35	4.15	1.44	4.15m @ 1.44% Li2O from 143.20m
	201.30	206.80	5.50	1.70	5.50m @ 1.70% Li2O from 201.30m
	228.40	238.90	10.50	1.59	10.50m @ 1.59% Li2O from 228.40m
	265.95	268.60	2.65	1.49	2.65m @ 1.49% Li2O from 265.95m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	271.60	294.45	22.85	0.63	22.85m @ 0.63% Li2O from 271.60m
	299.00	307.70	8.70	1.73	8.70m @ 1.73% Li2O from 299.00m
SYN-24-0897	101.25	106.05	4.80	1.65	4.80m @ 1.65% Li2O from 101.25m
	117.55	126.00	8.45	1.36	8.45m @ 1.36% Li2O from 117.55m
SYN-24-0898	43.85	47.70	3.85	1.98	3.85m @ 1.98% Li2O from 43.85m
	123.55	140.30	16.75	0.92	16.75m @ 0.92% Li2O from 123.55m
	144.90	162.90	18.00	1.13	18.00m @ 1.13% Li2O from 144.90m
SYN-24-0899	70.45	93.15	22.70	2.06	22.70m @ 2.06% Li2O from 70.45m
	97.20	99.30	2.10	1.21	2.10m @ 1.21% Li2O from 97.20m
	112.00	114.45	2.45	1.99	2.45m @ 1.99% Li2O from 112.00m
	208.95	212.05	3.10	1.60	3.10m @ 1.60% Li2O from 208.95m
SYN-24-0903	29.40	37.20	7.80	1.85	7.80m @ 1.85% Li2O from 29.40m
	178.95	181.80	2.85	0.83	2.85m @ 0.83% Li2O from 178.95m
SYN-24-0905	180.40	190.25	9.85	1.94	9.85m @ 1.94% Li2O from 180.40m
	194.55	206.60	12.05	1.56	12.05m @ 1.56% Li2O from 194.55m
SYN-24-0907	175.10	178.15	3.05	1.05	3.05m @ 1.05% Li2O from 175.10m
SYN-24-0919	35.25	41.75	6.50	0.69	6.50m @ 0.69% Li2O from 35.25m
	44.70	47.00	2.30	1.00	2.30m @ 1.00% Li2O from 44.70m
	92.60	97.35	4.75	1.87	4.75m @ 1.87% Li2O from 92.60m
	148.75	154.70	5.95	2.14	5.95m @ 2.14% Li2O from 148.75m
	245.50	249.15	3.65	0.82	3.65m @ 0.82% Li2O from 245.50m
	254.00	261.70	7.70	2.65	7.70m @ 2.65% Li2O from 254.00m
	263.85	272.40	8.55	1.69	8.55m @ 1.69% Li2O from 263.85m
	278.20	282.25	4.05	1.20	4.05m @ 1.20% Li2O from 278.20m
	290.70	296.50	5.80	1.05	5.80m @ 1.05% Li2O from 290.70m
	306.45	311.80	5.35	1.37	5.35m @ 1.37% Li2O from 306.45m
SYN-24-0921	89.45	93.30	3.85	1.33	3.85m @ 1.33% Li2O from 89.45m
	161.70	166.75	5.05	0.99	5.05m @ 0.99% Li2O from 161.70m
SYN-24-0931	71.60	78.30	6.70	0.93	6.70m @ 0.93% Li2O from 71.60m
SYN-24-0932	100.65	119.60	18.95	1.84	18.95m @ 1.84% Li2O from 100.65m
	141.05	144.05	3.00	1.28	3.00m @ 1.28% Li2O from 141.05m
SYN-24-0939	25.65	33.95	8.30	2.05	8.30m @ 2.05% Li2O from 25.65m
	38.25	87.00	48.75	1.66	48.75m @ 1.66% Li2O from 38.25m
	145.35	149.60	4.25	1.31	4.25m @ 1.31% Li2O from 145.35m
	169.45	176.00	6.55	1.47	6.55m @ 1.47% Li2O from 169.45m
	225.05	248.90	23.85	2.47	23.85m @ 2.47% Li2O from 225.05m

Notes: Table 2 presents all intervals above 0.6% Li2O over 2m. Bold text indicates Metal Factor greater than 25.

See Notes (2) (Table 1) for drilling intercept calculation methodology.

Figure 2 – Cross-section view A-A’ – Inter Area

South Area

All newly reported drill results from the South area shown below are located outside the current resource pit shell and may contribute to future resource growth. Key intercepts from the South area are listed in Table 3. The pegmatite complex in this zone comprises east-west trending spodumene-bearing dykes that are sub-horizontal or gently dipping northward at 10–15°. Recent drilling confirmed the presence of these dykes, with several thick intercepts returning strong lithium grades, including: 2.20% Li₂O over 13.80m (SYN-24-0862), 1.74% Li₂O over 24.60m (SYN-24-0864), 1.33% Li₂O over 36.90m (SYN-24-0925), and multiple zones in SYN-24-0927 such as 1.48% Li₂O over 14.05m and 1.35% Li₂O over 14.80m (see Figure 1).

Both recent and historical drilling results confirm the presence of broad, flat-lying dykes, as well as smaller, parallel-trending dykes that appear to extend eastward, westward, and southward. These additional diamond drillholes in the South area may contribute to upgrading mineral resources in a future resource update.

Table 3 –South Area (intervals above 0.6% Li2O over 2m - outside MRE 2024 pit shell)
Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0859	317.50	321.30	3.80	0.96	3.80m @ 0.96% Li2O from 317.50m
SYN-24-0861	250.65	256.55	5.90	0.79	5.90m @ 0.79% Li2O from 250.65m
SYN-24-0862	127.20	141.00	13.80	2.20	13.80m @ 2.20% Li2O from 127.20m
SYN-24-0864	116.40	141.00	24.60	1.74	24.60m @ 1.74% Li2O from 116.40m	South
SYN-24-0873	276.50	280.10	3.60	1.77	3.60m @ 1.77% Li2O from 276.50m
SYN-24-0874	261.65	265.20	3.55	1.15	3.55m @ 1.15% Li2O from 261.65m
SYN-24-0925	99.10	136.00	36.90	1.33	36.90m @ 1.33% Li2O from 99.10m
SYN-24-0926	88.50	97.25	8.75	1.14	8.75m @ 1.14% Li2O from 88.50m
	99.55	104.75	5.20	1.22	5.20m @ 1.22% Li2O from 99.55m
	107.80	114.60	6.80	1.89	6.80m @ 1.89% Li2O from 107.80m
SYN-24-0927	79.80	93.85	14.05	1.48	14.05m @ 1.48% Li2O from 79.80m
	97.35	112.15	14.80	1.35	14.80m @ 1.35% Li2O from 97.35m

Notes: Table 3 presents all intervals above 0.6% Li2O over 2m. Bold text indicates Metal Factor greater than 25.

See Notes (2) (Table 1) for drilling intercept calculation methodology.

Main Area

The newly reported drill results from the Main area are located outside the current resource pit shell and may contribute to future resource growth. Key intercepts are summarised in Table 4. Both recent and historical drilling confirm the northern extension of the Main pegmatites at depth, consistent with their moderate dip of 20° to the north. Notably, several significant new intercepts were obtained near the eastern edge of the Main area, adjacent to the Inter zone. These include very thick mineralised zones (25 to 38 metres) located outside the pit shell. The results confirm a stacked geometry of sub-horizontal LCT pegmatites, several of which are highly promising in both grade and thickness. Highlights include: 1.85% Li₂O over 38.45m (hole 1331-22-185-ext), 1.44% Li₂O over 30.20m (hole SYN-24-0883), 2.15% Li₂O over 33.40m (hole SYN-24-0896), and 1.92% Li₂O over 31.40m (hole SYN-24-0920). These findings continue to validate the sub-horizontal continuity of mineralisation (see Figure 1).

Table 4 – Main Area (intervals above 0.6% Li2O over 2m - outside MRE 2024 pit shell)

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
1331-16-112-ext	188.70	191.70	3.00	0.81	3.00m @ 0.81% Li2O from 188.70m
	218.60	221.65	3.05	1.40	3.05m @ 1.40% Li2O from 218.60m
	383.70	396.70	13.00	1.32	13.00m @ 1.32% Li2O from 383.70m
	412.40	417.65	5.25	1.51	5.25m @ 1.51% Li2O from 412.40m
1331-16-115-ext	298.10	313.70	15.60	1.51	15.60m @ 1.51% Li2O from 298.10m
	376.85	386.30	9.45	1.41	9.45m @ 1.41% Li2O from 376.85m
	391.60	412.35	20.75	1.67	20.75m @ 1.67% Li2O from 391.60m
1331-22-165-ext	418.70	422.40	3.70	0.71	3.70m @ 0.71% Li2O from 418.70m
	178.10	182.40	4.30	1.37	4.30m @ 1.37% Li2O from 178.10m
	275.00	277.40	2.40	1.79	2.40m @ 1.79% Li2O from 275.00m	Main
	282.85	285.00	2.15	1.89	2.15m @ 1.89% Li2O from 282.85m
	317.60	326.00	8.40	1.91	8.40m @ 1.91% Li2O from 317.60m
1331-22-167-ext	347.55	352.90	5.35	1.04	5.35m @ 1.04% Li2O from 347.55m
	375.30	381.85	6.55	2.07	6.55m @ 2.07% Li2O from 375.30m
1331-22-171-ext	289.45	306.00	16.55	1.47	16.55m @ 1.47% Li2O from 289.45m
	312.70	323.00	10.30	0.70	10.30m @ 0.70% Li2O from 312.70m
	420.00	426.05	6.05	1.79	6.05m @ 1.79% Li2O from 420.00m
	451.85	455.95	4.10	1.65	4.10m @ 1.65% Li2O from 451.85m
1331-22-173-ext	291.45	309.25	17.80	1.75	17.80m @ 1.75% Li2O from 291.45m
	343.10	355.20	12.10	1.76	12.10m @ 1.76% Li2O from 343.10m
1331-22-179-ext	276.60	287.35	10.75	1.43	10.75m @ 1.43% Li2O from 276.60m
	351.55	375.80	24.25	1.43	24.25m @ 1.43% Li2O from 351.55m
	383.15	390.00	6.85	1.67	6.85m @ 1.67% Li2O from 383.15m
1331-22-182-ext	304.00	322.55	18.55	1.41	18.55m @ 1.41% Li2O from 304.00m
	332.00	343.00	11.00	1.40	11.00m @ 1.40% Li2O from 332.00m
	345.30	350.45	5.15	0.75	5.15m @ 0.75% Li2O from 345.30m
	352.50	362.20	9.70	1.43	9.70m @ 1.43% Li2O from 352.50m
	394.55	403.00	8.45	1.51	8.45m @ 1.51% Li2O from 394.55m
1331-22-185-ext	270.70	308.75	38.05	1.85	38.05m @ 1.85% Li2O from 270.70m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	371.00	381.35	10.35	1.93	10.35m @ 1.93% Li2O from 371.00m
1331-22-202-ext	334.60	339.00	4.40	0.60	4.40m @ 0.60% Li2O from 334.60m
1331-22-210-ext	336.75	341.60	4.85	1.25	4.85m @ 1.25% Li2O from 336.75m
1331-22-292-ext	290.10	293.00	2.90	1.58	2.90m @ 1.58% Li2O from 290.10m
1331-22-295-ext	361.10	365.50	4.40	0.97	4.40m @ 0.97% Li2O from 361.10m
1331-22-318-ext	362.15	368.65	6.50	1.00	6.50m @ 1.00% Li2O from 362.15m
1331-22-496-ext	352.05	366.55	14.50	1.35	14.50m @ 1.35% Li2O from 352.05m
	431.65	446.10	14.45	1.26	14.45m @ 1.26% Li2O from 431.65m
SYN-24-0742-ext	338.40	346.35	7.95	0.82	7.95m @ 0.82% Li2O from 338.40m
SYN-24-0751	193.60	198.80	5.20	1.80	5.20m @ 1.80% Li2O from 193.60m
SYN-24-0775-ext	297.20	300.90	3.70	1.27	3.70m @ 1.27% Li2O from 297.20m
	330.00	332.50	2.50	1.45	2.50m @ 1.45% Li2O from 330.00m
	336.00	349.60	13.60	0.93	13.60m @ 0.93% Li2O from 336.00m
	357.40	360.85	3.45	0.67	3.45m @ 0.67% Li2O from 357.40m
SYN-24-0794-ext	345.70	353.05	7.35	1.29	7.35m @ 1.29% Li2O from 345.70m
SYN-24-0806-ext	311.60	315.85	4.25	0.62	4.25m @ 0.62% Li2O from 311.60m
	319.00	324.35	5.35	1.76	5.35m @ 1.76% Li2O from 319.00m
SYN-24-0875	298.75	318.50	19.75	1.51	19.75m @ 1.51% Li2O from 298.75m
	327.70	333.40	5.70	1.75	5.70m @ 1.75% Li2O from 327.70m
SYN-24-0876	353.60	361.70	8.10	1.16	8.10m @ 1.16% Li2O from 353.60m
	179.50	182.55	3.05	1.45	3.05m @ 1.45% Li2O from 179.50m
SYN-24-0883	268.45	280.00	11.55	1.27	11.55m @ 1.27% Li2O from 268.45m
	237.80	268.00	30.20	1.44	30.20m @ 1.44% Li2O from 237.80m
SYN-24-0895	318.90	329.30	10.40	1.42	10.40m @ 1.42% Li2O from 318.90m
	259.00	267.30	8.30	1.47	8.30m @ 1.47% Li2O from 259.00m
	270.30	274.90	4.60	0.98	4.60m @ 0.98% Li2O from 270.30m
SYN-24-0896	317.40	326.10	8.70	1.40	8.70m @ 1.40% Li2O from 317.40m
	206.70	240.10	33.40	2.15	33.40m @ 2.15% Li2O from 206.70m
	243.70	258.00	14.30	1.69	14.30m @ 1.69% Li2O from 243.70m
SYN-24-0920	280.55	288.50	7.95	1.44	7.95m @ 1.44% Li2O from 280.55m
	243.60	275.00	31.40	1.92	31.40m @ 1.92% Li2O from 243.60m
	277.55	281.90	4.35	1.67	4.35m @ 1.67% Li2O from 277.55m
	286.50	286.35	2.85	1.18	2.85m @ 1.18% Li2O from 286.50m
	325.65	337.50	11.85	1.45	11.85m @ 1.45% Li2O from 325.65m
SYN-24-0929	137.40	140.10	2.70	1.66	2.70m @ 1.66% Li2O from 137.40m
	246.45	271.30	24.85	2.21	24.85m @ 2.21% Li2O from 246.45m
	275.25	278.85	3.60	1.71	3.60m @ 1.71% Li2O from 275.25m
	289.85	294.75	4.90	1.30	4.90m @ 1.30% Li2O from 289.85m
	343.00	353.25	10.25	1.23	10.25m @ 1.23% Li2O from 343.00m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0930	99.35	115.25	15.90	1.58	15.90m @ 1.58% Li2O from 99.35m
	141.65	143.80	2.15	0.85	2.15m @ 0.85% Li2O from 141.65m
SYN-24-0933	321.60	334.90	13.30	0.96	13.30m @ 0.96% Li2O from 321.60m
	359.35	378.00	18.65	1.41	18.65m @ 1.41% Li2O from 359.35m
SYN-24-0934A	231.70	242.85	11.15	1.24	11.15m @ 1.24% Li2O from 231.70m

Notes: Table 4 presents all intervals above 0.6% Li2O over 2m. Bold text indicates Metal Factor greater than 25.

See Notes (2) (Table 1) for drilling intercept calculation methodology.

Inter Area

The new drilling results from the Inter area are all outside the resource pit shell and could potentially contribute to increasing mineral resources. Highlights from the Inter Area are detailed in Table 5. The most significant intercepts (>35m) returned 1.46% Li2O over 59.55m and 1.28% Li2O over 38.00m in hole SYN-24-0837, 1.36% Li2O over 46.15m in hole SYN-24-0894, 1.69% Li2O over 41.00m in hole SYN-24-0903, and 1.35% Li2O over 35.40m in hole SYN-24-0907 (Figure 1 and Figure 2). Drilling in the Inter area demonstrates the continuity of the sub-horizontal pegmatite dykes at depth. All the intercepts presented in this press release confirm the success of this program and the connection potential between Moleon, Main and South pegmatites.

Table 5 – Inter Area (intervals above 0.6% Li2O over 2m - outside MRE 2024 pit shell)
Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0731	228.80	235.50	6.70	1.06	6.70m @ 1.06% Li2O from 228.80m
	295.25	324.10	28.85	1.46	28.85m @ 1.46% Li2O from 295.25m
	327.90	332.75	4.85	0.61	4.85m @ 0.61% Li2O from 327.90m
SYN-24-0736ext	287.20	289.60	2.40	2.29	2.40m @ 2.29% Li2O from 287.20m
	308.65	343.45	34.80	1.64	34.80m @ 1.64% Li2O from 308.65m	Inter
	356.45	362.80	6.35	1.15	6.35m @ 1.15% Li2O from 356.45m
SYN-24-0785ext	586.20	600.95	14.75	1.33	14.75m @ 1.33% Li2O from 586.20m
SYN-24-0827	232.90	261.65	28.75	1.45	28.75m @ 1.45% Li2O from 232.90m
	293.30	296.50	3.20	2.29	3.20m @ 2.29% Li2O from 293.30m
SYN-24-0830	235.05	246.30	11.25	2.31	11.25m @ 2.31% Li2O from 35.05m
	262.90	281.80	18.90	1.59	18.90m @ 1.59% Li2O from 262.90m
	284.30	294.25	9.95	1.08	9.95m @ 1.08% Li2O from 284.30m
SYN-24-0832	308.60	333.55	24.95	1.55	24.95m @ 1.55% Li2O from 308.60m
	336.20	346.40	10.20	1.01	10.20m @ 1.01% Li2O from 336.20m
	372.95	376.80	3.85	0.79	3.85m @ 0.79% Li2O from 372.95m
SYN-24-0833	275.15	290.00	14.85	1.74	14.85m @ 1.74% Li2O from 275.15m
	298.40	312.45	14.05	1.82	14.05m @ 1.82% Li2O from 298.40m
SYN-24-0834	295.40	305.00	9.60	1.46	9.60m @ 1.46% Li2O from 295.40m
	308.25	312.55	4.30	1.81	4.30m @ 1.81% Li2O from 308.25m
SYN-24-0835	233.80	240.80	7.00	1.40	7.00m @ 1.40% Li2O from 233.80m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
	243.80	251.30	7.50	1.14	7.50m @ 1.14% Li2O from 243.80m
SYN-24-0836	191.80	198.20	6.40	0.79	6.40m @ 0.79% Li2O from 191.80m
	253.70	259.60	5.90	1.48	5.90m @ 1.48% Li2O from 253.70m
SYN-24-0837	242.30	247.95	5.65	1.35	5.65m @ 1.35% Li2O from 242.30m
	271.00	293.10	22.10	1.46	22.10m @ 1.46% Li2O from 271.00m
	316.60	376.15	59.55	1.46	59.55m @ 1.46% Li2O from 316.60m
	391.00	429.00	38.00	1.28	38.00m @ 1.28% Li2O from 391.00m
	431.90	436.75	4.85	1.29	4.85m @ 1.29% Li2O from 431.90m
	453.60	458.80	5.20	0.96	5.20m @ 0.96% Li2O from 453.60m
SYN-24-0860	288.90	296.30	7.40	0.75	7.40m @ 0.75% Li2O from 288.90m
SYN-24-0877	207.45	213.15	5.70	1.62	5.70m @ 1.62% Li2O from 207.45m
SYN-24-0878	286.60	292.85	6.25	0.96	6.25m @ 0.96% Li2O from 286.60m
	297.75	310.55	12.80	1.14	12.80m @ 1.14% Li2O from 297.75m
	438.00	444.40	6.40	1.52	6.40m @ 1.52% Li2O from 438.00m
SYN-24-0879	268.75	281.15	12.40	1.67	12.40m @ 1.67% Li2O from 268.75m
SYN-24-0880	191.10	214.65	23.55	0.99	23.55m @ 0.99% Li2O from 191.10m
	233.15	235.40	2.25	0.84	2.25m @ 0.84% Li2O from 233.15m
SYN-24-0886	259.00	262.50	3.50	0.93	3.50m @ 0.93% Li2O from 259.00m
SYN-24-0888	235.90	238.90	3.00	0.93	3.00m @ 0.93% Li2O from 235.90m
	241.20	243.20	2.00	1.42	2.00m @ 1.42% Li2O from 241.20m
	246.75	249.40	2.65	0.93	2.65m @ 0.93% Li2O from 246.75m
SYN-24-0889A	224.95	259.00	34.05	2.01	34.05m @ 2.01% Li2O from 224.95m
	315.65	339.15	23.50	1.47	23.50m @ 1.47% Li2O from 315.65m
SYN-24-0890	237.60	251.60	14.00	1.89	14.00m @ 1.89% Li2O from 237.60m
	258.90	266.35	7.45	1.65	7.45m @ 1.65% Li2O from 258.90m
SYN-24-0891	271.40	278.25	6.85	1.37	6.85m @ 1.37% Li2O from 271.40m
SYN-24-0892	265.20	272.75	7.55	1.36	7.55m @ 1.36% Li2O from 265.20m
	287.25	289.80	2.55	1.45	2.55m @ 1.45% Li2O from 287.25m
SYN-24-0893	123.50	138.75	15.25	1.28	15.25m @ 1.28% Li2O from 123.50m
	171.75	180.30	8.55	0.99	8.55m @ 0.99% Li2O from 171.75m
	182.95	200.40	17.45	1.62	17.45m @ 1.62% Li2O from 182.95m
SYN-24-0894	310.25	356.40	46.15	1.36	46.15m @ 1.36% Li2O from 310.25m
	379.25	409.35	30.10	1.26	30.10m @ 1.26% Li2O from 379.25m
SYN-24-0897	194.50	199.85	5.35	1.26	5.35m @ 1.26% Li2O from 194.50m
	284.40	303.00	18.60	1.27	18.60m @ 1.27% Li2O from 284.40m
	375.30	388.10	12.80	1.49	12.80m @ 1.49% Li2O from 375.30m
SYN-24-0898	273.40	286.20	12.80	1.56	12.80m @ 1.56% Li2O from 273.40m
	306.20	311.45	5.25	2.96	5.25m @ 2.96% Li2O from 306.20m

Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0898ext	404.15	423.30	19.15	2.31	19.15m @ 2.31% Li2O from 404.15m
SYN-24-0899	221.20	229.60	8.40	1.39	8.40m @ 1.39% Li2O from 221.20m
	234.60	237.25	2.65	1.70	2.65m @ 1.70% Li2O from 234.60m
	240.55	243.70	3.15	1.28	3.15m @ 1.28% Li2O from 240.55m
SYN-24-0900	157.60	173.00	15.40	1.82	15.40m @ 1.82% Li2O from 157.60m
	230.35	243.85	13.50	1.79	13.50m @ 1.79% Li2O from 230.35m
SYN-24-0901	170.00	180.20	10.20	1.28	10.20m @ 1.28% Li2O from 170.00m
SYN-24-0903	185.10	226.10	41.00	1.69	41.00m @ 1.69% Li2O from 185.10m
SYN-24-0906	211.05	226.20	15.15	1.36	15.15m @ 1.36% Li2O from 211.05m
	228.70	241.35	12.65	1.07	12.65m @ 1.07% Li2O from 228.70m
	327.30	330.85	3.55	1.91	3.55m @ 1.91% Li2O from 327.30m
	353.50	367.35	13.85	1.32	13.85m @ 1.32% Li2O from 353.50m
SYN-24-0907	230.65	266.05	35.40	1.35	35.40m @ 1.35% Li2O from 230.65m
	302.65	305.30	2.65	2.22	2.65m @ 2.22% Li2O from 302.65m
SYN-24-0908	139.95	142.00	2.05	1.04	2.05m @ 1.04% Li2O from 139.95m
	237.80	244.80	7.00	1.79	7.00m @ 1.79% Li2O from 237.80m
SYN-24-0909	302.30	314.90	12.60	2.52	12.60m @ 2.52% Li2O from 302.30m
SYN-24-0912	185.20	187.80	2.60	1.31	2.60m @ 1.31% Li2O from 185.20m
	197.80	200.75	2.95	1.18	2.95m @ 1.18% Li2O from 197.80m
SYN-24-0921	316.00	318.00	2.00	1.83	2.00m @ 1.83% Li2O from 316.00m
	340.00	342.50	2.50	2.33	2.50m @ 2.33% Li2O from 340.00m
SYN-24-0931	224.90	247.25	22.35	1.41	22.35m @ 1.41% Li2O from 224.90m
	299.85	305.75	5.90	1.46	5.90m @ 1.46% Li2O from 299.85m
SYN-24-0932	223.15	233.20	10.05	1.12	10.05m @ 1.12% Li2O from 223.15m
	244.90	259.00	14.10	1.31	14.10m @ 1.31% Li2O from 244.90m
	267.70	270.90	3.20	1.18	3.20m @ 1.18% Li2O from 267.70m
	330.65	339.80	9.15	1.79	9.15m @ 1.79% Li2O from 330.65m
SYN-24-0939	366.15	398.40	32.25	1.59	32.25m @ 1.59% Li2O from 366.15m

Notes: Table 5 presents all intervals above 0.6% Li2O over 2m. Bold text indicates Metal Factor greater than 25.

See Notes (2) (Table 1) for drilling intercept calculation methodology.

Moleon Area

All results from the Moleon area are located outside the current resource pit shell and indicate potential for future resource expansion. Key intercepts are outlined in Table 6. Drilling in the Moleon area confirms the extension of sub-horizontal, east-west trending pegmatites from the Main and South areas, intersected by north-south striking, steeply dipping pegmatite dykes. This structural intersection creates zones of significant mineralisation with substantial thicknesses. The new results further validate the eastward continuity of sub-horizontal pegmatites into the Moleon area, with N-S trending dykes exhibiting estimated true widths of up to 27m. Notable intercepts include 1.78% Li₂O over 16.35m and 1.82% Li₂O over 26.75m in hole SYN-24-0887. Figure 1 provides further visual context for these findings

Table 6 – Moleon Area (intervals above 0.6% Li2O over 2m - outside MRE 2024 pit shell)
Drillhole	From (m)	To (m)	Length (m)	Li2O %	Description	Area
SYN-24-0887	132.15	148.50	16.35	1.78	16.35m @ 1.78% Li2O from 132.15m
	200.90	227.65	26.75	1.82	26.75m @ 1.82% Li2O from 200.90m
SYN-24-0911	7.65	14.55	6.90	1.66	6.90m @ 1.66% Li2O from 7.65m	Moleon
SYN-24-0911A	7.50	15.10	7.60	1.57	7.60m @ 1.57% Li2O from 7.50m
	197.60	201.95	4.35	1.83	4.35m @ 1.83% Li2O from 197.60m
SYN-24-0915	169.55	172.10	2.55	0.76	2.55 @ 0.76% Li2O from 169.55m

Notes: Table 6 presents all intervals above 0.6% Li2O over 2m. Bold text indicates Metal Factor greater than 25.

See Notes (2) (Table 1) for drilling intercept calculation methodology.

The Moblan project is located about 130 km northwest of Chibougamau and approximately 85 km from the Cree community of Mistissini. Conveniently located within 300 metres of the Route du Nord, a regional highway accessible year-round, the project benefits from direct connectivity to railway lines leading to major ports in Eastern Canada.

For more information, please contact:

Andrew Barber
Director of Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation (ASX:1MC).
For more information, please visit us at www.sayonamining.com.au

About Investissement Québec

Investissement Québec’s mission is to play an active role in Québec’s economic development by stimulating business innovation, entrepreneurship and business acquisitions, as well as growth in investment and exports. Operating in all of the province’s administrative regions, the Corporation supports the creation and growth of businesses of all sizes with investments and customised financial solutions. It also assists businesses by providing consulting services and other support measures, including technological assistance available from Investissement Québec Innovation. In addition, through Investissement Québec International, the Corporation prospects for talent and foreign investment, and assists Québec businesses with export activities.

References to Previous ASX Releases

•	Drilling confirms thick, high-grade lithium intercepts and further down-dip expansion of the Moblan pegmatite system – 27 April 2025
•	Moblan continues to deliver more high-grade lithium results from the 2024 drill program – 30 January 2025
•	Moblan mineral resource increase 81% to 93Mt – 27 August 2024
•	Moblan drilling reveals further high-grade lithium intersections – 13 June 2024
•	Moblan drilling delivers thick, high-grade intersections – 26 May 2024
•	Moblan Lithium Project Definitive Feasibility Study – 20 February 2024
•	Moblan drilling shows expansion potential – 23 October 2023
•	Drill results significantly expand Moblan lithium footprint – 11 July 2023
•	Moblan boosted by significant increase in lithium resource – 17 April 2023

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Competent and Qualified Person Statement

The information in this announcement relating to Exploration Results is based on, and fairly represents, information and supporting documentation prepared by Mr. Carl Corriveau, PGeo, VP Exploration of Sayona, Mr Alain Carrier, PGeo, independent consultant (Norda Stelo/InnovExplo) who are all members of the Quebec Order of Geologists, a Registered Overseas Professional Organisation as defined in the ASX Listing Rules, and has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Corriveau and Carrier consent to the inclusion in this release of the matters based on the information in the form and context in which they appear.

Forward Looking Statements

This press release contains certain forward-looking statements. Such statements include, but are not limited to, statements relating to "reserves" or "resources". Forward-looking statements are based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona’s control. Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements.

Table 7 – Drillhole Collar Data

South Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
SYN-24-0816	507,453.39	5,619,711.36	478.33	180	-60	225.00
SYN-24-0817	507,549.46	5,619,697.12	480.11	180	-77	261.15
SYN-24-0819	507,500.78	5,619,724.58	479.52	180	-62	201.00
SYN-24-0824	507,613.25	5,619,763.60	482.13	182	-70	180.00
SYN-24-0852	506,376.79	5,619,792.51	568.24	210	-63	168.00
SYN-24-0854	506,452.95	5,619,632.92	550.58	180	-70	141.00
SYN-24-0855	506,468.44	5,619,929.90	540.39	180	-70	102.00
SYN-24-0856	506,469.63	5,619,571.10	544.20	165	-56	120.00
SYN-24-0857	506,480.01	5,619,892.32	539.37	180	-55	102.00
SYN-24-0859	506,526.31	5,619,886.58	536.83	177	-60	402.00
SYN-24-0861	506,563.37	5,619,944.41	536.02	180	-70	351.00
SYN-24-0862	506,557.07	5,619,566.21	533.92	180	-57	141.00
SYN-24-0864	506,598.31	5,619,548.19	539.45	188	-73	141.00
SYN-24-0866	506,642.67	5,619,830.42	537.92	188	-62	100.00
SYN-24-0873	507,452.40	5,619,890.18	484.40	184	-73	375.00
SYN-24-0874	507,620.58	5,619,824.44	483.64	176	-75	327.00
SYN-24-0918	507,304.49	5,619,619.89	478.35	194	-46	279.00
SYN-24-0925	506,896.29	5,619,578.12	494.30	180	-65	171.00
SYN-24-0926	506,954.76	5,619,511.41	478.79	180	-65	180.00
SYN-24-0927	506,889.63	5,619,515.65	495.47	180	-75	141.00
SYN-24-0936	507,303.98	5,619,619.75	478.28	180	-57	201.00
SYN-24-0937	507,352.61	5,619,629.01	478.66	180	-70	192.00
			Sub-total	22	drillholes	4,501.15

Main Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
1331-16-112-ext	507,191.50	5,620,029.70	516.20	179	-53	444.60
1331-16-115-ext	507,250.70	5,620,267.70	538.60	179	-56	462.00
1331-22-165-ext	507,251.68	5,619,959.91	504.43	183	-69	348.00
1331-22-167-ext	507,096.81	5,619,952.81	504.19	172	-60	411.00
1331-22-171-ext	507,106.31	5,620,075.31	509.04	181	-51	462.00
1331-22-173-ext	507,151.86	5,620,072.75	515.38	180	-55	426.00
1331-22-179-ext	507,175.02	5,620,187.09	518.80	180	-55	420.00
1331-22-182-ext	507,282.30	5,620,117.43	524.36	160	-55	435.00
1331-22-185-ext	507,346.29	5,620,228.59	537.98	192	-58	435.00
1331-22-202-ext	506,950.44	5,620,099.76	505.27	177	-82	413.40
1331-22-210-ext	507,002.96	5,619,799.15	506.79	182	-81	423.00
1331-22-291-ext	507,002.75	5,619,986.40	506.91	180	-80	450.00
1331-22-292-ext	507,000.99	5,620,046.12	502.39	179	-80	423.00
1331-22-293-ext	507,013.51	5,620,109.58	503.30	200	-80	432.00
1331-22-295-ext	506,983.90	5,620,198.29	500.46	172	-75	408.00
1331-22-318-ext	507,297.38	5,620,302.75	548.11	180	-65	414.00
1331-22-344-ext	507,304.10	5,620,409.24	561.35	0	-85	420.00
1331-22-496-ext	507,401.53	5,620,500.67	569.31	180	-65	494.60
SYN-24-0742-ext	507,154.05	5,620,253.66	512.84	180	-65	399.00

Main Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
SYN-24-0751	507,257.74	5,620,396.88	552.75	177	-63	222.00
SYN-24-0751-ext	507,257.74	5,620,396.88	552.75	177	-63	471.00
SYN-24-0775-ext	507,243.39	5,620,283.42	538.18	180	-65	417.00
SYN-24-0794-ext	507,260.90	5,620,323.06	546.97	180	-65	444.00
SYN-24-0806-ext	507,190.04	5,620,334.94	526.62	180	-65	411.00
SYN-24-0875	507,347.74	5,620,044.23	500.51	175	-61	393.00
SYN-24-0876	507,297.84	5,619,952.86	490.77	175	-68	378.00
SYN-24-0883	507,346.81	5,620,178.23	532.30	182	-70	360.00
SYN-24-0895	507,347.55	5,620,044.91	500.95	180	-72	546.00
SYN-24-0896	507,364.13	5,620,066.53	508.86	195	-80	351.00
SYN-24-0920	507,286.91	5,620,048.96	513.33	180	-72	351.00
SYN-24-0929	507,221.78	5,620,071.67	516.65	180	-65	370.50
SYN-24-0930	507,396.86	5,620,211.41	532.60	152	-72	387.00
SYN-24-0933	507,124.03	5,620,151.18	508.29	175	-52	411.00
SYN-24-0934A	507,124.03	5,620,151.14	508.23	175	-66	384.00
			Sub-total	34	drillholes	14,017.10

Inter Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
1331-22-343-ext	507,449.56	5,620,397.60	564.29	0	-85	408.00
SYN-24-0731	507,438.93	5,620,395.68	565.58	180	-60	381.00
1331-22-736-ext	507,446.71	5,620,455.56	583.24	180	-65	450.00
1331-22-785-ext	507,470.73	5,620,191.26	514.99	130	-65	630.00
SYN-24-0827	507,625.88	5,620,029.82	496.72	130	-53	318.00
SYN-24-0830	507,652.38	5,620,059.58	493.98	130	-50	336.00
SYN-24-0832	507,579.68	5,619,966.11	491.15	188	-65	426.00
SYN-24-0833	507,605.87	5,619,972.39	493.76	180	-60	351.00
SYN-24-0834	507,557.15	5,619,933.03	493.63	183	-62	363.00
SYN-24-0835	507,651.71	5,620,059.42	493.96	145	-72	276.00
SYN-24-0836	507,652.13	5,620,059.73	493.98	130	-60	300.00
SYN-24-0837	507,579.15	5,619,966.56	490.92	195	-75	486.00
SYN-24-0853	507,605.87	5,619,971.93	493.66	181	-52	390.00
SYN-24-0860	507,606.60	5,619,973.46	493.69	160	-60	390.00
SYN-24-0877	507,664.45	5,620,077.24	490.30	130	-67	252.00
SYN-24-0878	507,461.14	5,620,112.59	507.32	143	-67	606.00
SYN-24-0879	507,500.86	5,620,106.00	491.02	125	-58	351.00
SYN-24-0880	507,525.31	5,620,143.71	482.23	160	-73	327.00
SYN-24-0881A	507,521.19	5,620,209.66	498.40	130	-58	357.00
SYN-24-0884	507,613.00	5,620,227.31	498.60	128	-73	300.00
SYN-24-0885	507,664.53	5,620,014.36	496.05	162	-57	351.00
SYN-24-0886	507,660.23	5,620,202.49	489.48	93	-46	291.00
SYN-24-0888	507,573.99	5,620,132.78	478.58	99	-53	300.00
SYN-24-0889	507,568.98	5,620,048.10	483.56	182	-71	15.15
SYN-24-0889A	507,568.95	5,620,047.90	483.54	182	-71	360.00
SYN-24-0890	507,624.85	5,620,030.68	496.65	191	-80	300.00

Inter Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
SYN-24-0891	507,662.20	5,620,014.57	496.18	217	-70	315.00
SYN-24-0892	507,650.50	5,620,059.36	493.77	170	-66	306.00
SYN-24-0893	507,747.21	5,620,049.96	492.77	117	-65	252.00
SYN-24-0894	507,461.08	5,620,111.89	507.21	152	-59	429.00
SYN-24-0894-ext	507,461.08	5,620,111.89	507.21	152	-59	531.00
SYN-24-0897	507,642.76	5,620,251.86	495.25	30	-55	435.00
SYN-24-0898	507,597.84	5,620,213.67	495.10	30	-50	402.00
SYN-24-0898-ext	507,597.84	5,620,213.67	495.10	30	-50	438.00
SYN-24-0899	507,521.73	5,620,084.65	480.81	141	-71	384.00
SYN-24-0900	507,767.39	5,619,979.57	482.97	100	-48	300.00
SYN-24-0901	507,766.73	5,619,978.11	483.04	123	-49	300.00
SYN-24-0902	507,765.37	5,619,977.74	483.10	143	-48	303.00
SYN-24-0903	507,748.60	5,620,050.84	492.78	167	-48	333.00
SYN-24-0904	507,764.22	5,619,977.93	483.10	163	-48	300.00
SYN-24-0905	507,763.07	5,619,978.40	483.05	185	-48	300.00
SYN-24-0906	507,434.68	5,620,347.20	563.41	103	-67	384.00
SYN-24-0907	507,434.31	5,620,347.28	563.40	103	-80	369.00
SYN-24-0908	507,598.85	5,620,461.22	520.77	100	-50	330.00
SYN-24-0909	507,484.51	5,620,484.17	583.81	102	-49	402.00
SYN-24-0912	507,602.92	5,620,526.08	535.41	100	-50	258.00
SYN-24-0914	507,503.92	5,620,535.06	577.26	100	-50	303.00
SYN-24-0919	507,661.48	5,620,015.22	496.21	200	-58	360.00
SYN-24-0921	507,606.69	5,619,973.79	493.63	165	-52	401.00
SYN-24-0931	507,396.53	5,620,211.44	532.67	105	-77	375.00
SYN-24-0932	507,397.55	5,620,213.31	532.65	173	-64	573.00
SYN-24-0938	507,513.69	5,620,975.95	520.81	130	-50	264.00
SYN-24-0939	507,580.58	5,619,967.35	490.83	240	-83	510.00
			Sub-total	53	drillholes	19,172.15

Moleon Area
Drillhole	East (m)	North (m)	Elevation (m)	Azimuth	Dip Degrees	End of Hole (m)
SYN-24-0887	507,825.96	5,620,031.89	485.38	93	-49	267.00
SYN-24-0911	507,890.86	5,620,505.32	486.51	100	-50	27.00
SYN-24-0911A	507,890.80	5,620,505.44	486.60	100	-50	240.00
SYN-24-0913	507,832.89	5,620,529.48	498.41	100	-50	285.00
SYN-24-0915	507,890.86	5,620,563.65	497.02	100	-50	240.00
SYN-24-0916	508,191.33	5,620,562.42	468.79	100	-50	102.00
SYN-24-0917	508,290.38	5,620,590.72	469.48	100	-52	102.00
			Sub-total	7	drillholes	1,263.00
			Total	116	drillholes	38,953.40
Notes: The coordinates are in metres in UTM NAD83 Zone 18 and elevation are above sea level.

APPENDIX A – JORC TABLES

JORC Code, 2012 Edition – Table 1

Section 1: Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

Sampling at the Moblan Lithium Project (the ‘Project’) is adequate, of good quality and comes from core drilling. Core samples are obtained from diamond drilling (NQ and HQ diameter core).
New results from this release were from NQ and BTW core diameter.

Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
Geological logging of recovered drill core visually identified pegmatite and its constituent mineralogy to determine the intervals for sampling. Lithium-bearing spodumene is easily identified. Sampling has been determined on geological characteristics and ranges from between 0.25 m and 1.6 m in length. The core was cut using a diamond saw core-cutter, and half-cores were sampled. All pegmatite material intersected downhole has been sampled.

Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Sample preparation and assaying methods are industry-standard and appropriate for this type of mineralisation. The Project is supported by core samples taken by diamond drilling (no other sampling methods were used).

Drilling techniques
Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

Drilling from surface was carried out by diamond drilling methods, using a standard tube to recover NQ and HQ size core (no other drilling methods were used). The core was not orientated. Downhole drill azimuth and dip have been determined by TN-14 azimuth aligner and downhole Reflex Gyro multi- and single-shot recording instruments; Flexit multi-shot; and Tropari and acid test for the remaining historical drill holes.

Drill sample recovery	Method of recording and assessing core and chip sample recoveries and results assessed.	Drilling was directly into the hard (fresh) rock, starting at the surface, and core recovery approximates 100%. the core has been marked up, and the core recovery and RQD.
Measures taken to maximise sample recovery and ensure representative nature of the samples.
To ensure the representative nature of the samples drilling has been by diamond drill core methods, measurements have been recorded. Core recoveries were typically high and considered acceptable, and it is not believed a bias has been introduced into the sampling system.

	Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.	There is no correlation or bias between the grades obtained and core recovery.
Logging	Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
All drill core has been geologically logged to a level of detail appropriate for the Project. Geological logging, RQD measurements and structural information have been completed. The logging is qualitative and is supported by photography of marked-up core. The logging was appropriate and of sufficient quality and level of detail to support the mineral resource estimation and mining and metallurgical studies.

	Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.	Geological logging recorded qualitative descriptions of lithology, alteration, mineralisation, veining, and structure. Logging also includes core recovery and RQD measurements.
The total length and percentage of the relevant intersections logged.
The 2024 Moblan Mineral Resource Estimate (‘2024 MRE’) is supported by 771 surface drillholes for 130,633m drilled between 2002 and the end 2023 and by surface channel samples (samples collected from 10 surface trenches) with database close-out date of April 2nd, 2024 (ASX announcement 27 August 2024).
Several results have been published since the 2024 MRE. In 2024, new release covers the results of 94 new drillholes totalling 20,735.75m (ASX announcement 26 May 2024), in June 2024, 34 new drillholes (7,853m) were released (ASX announcement June 13th, 2024) and in January 2025, 57 new drillholes (13,999m) (ASX announcement January 30th, 2025), 99 drillholes (28,513.95) (ASX announcement April 27, 2025).
This release covers the results of 116 new drillholes totalling 38,953.40m.
The completed and released drill holes for the Project currently amount to 986 drillholes (198,100.35m). The sample database has been established in UTM coordinates (NAD 83 Zone 18).

Sub-sampling techniques and sample preparation	If core, whether cut or sawn and whether quarter, half or all core taken.
Drill core has been cut in half by a diamond saw, with half-core samples packaged and grouped into bulk bags for dispatch to the laboratory.
Half-core sampling is considered an appropriate method to ensure a sufficient quantity of sample is collected for it to be representative of the drill material and appropriate for the grain size of the material being sampled.

	If non-core, whether riffled, tube sampled, rotary split, etc., and whether sampled wet or dry.	There was no sampling method other than diamond drilling (core drilling).
For all sample types, the nature, quality and appropriateness of the sample preparation technique.
Sampling, sample preparation and quality control protocols are considered appropriate for the material being sampled.
Since 2011, sample preparation has been conducted in independent accredited laboratories (SGS laboratories in Toronto, Ontario (Canada) and ALS and AGAT laboratories in Val-d’Or, Québec (Canada)).
AGAT: each core sample is dried and weighed, and the entire sample is crushed to 75% passing 2 mm. A split of up to 250 g is taken using a riffle splitter and pulverised to better than 85% passing 75 μm.
ALS: each core sample is dried and weighed, and the entire sample is crushed to 70% passing 2 mm. A split of up to 250 g is taken using a riffle splitter and pulverised to better than 85% passing 75 μm.

	Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.	The core samples have been selected by visual logging methods and are considered appropriate for the analytical work being carried out in an industry-standard manner.
	Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.	The remaining half-cores, crushed samples (rejects) and pulverised samples (pulps) are retained for further analysis and quality control checks.
	Whether sample sizes are appropriate to the grain size of the material being sampled.	Sample sizes are considered appropriate for the style of mineralisation.
Quality of assay data and laboratory tests	The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
All samples were analysed at independent accredited laboratories (SGS laboratories in Toronto, Ontario (Canada), and ALS and AGAT laboratories in Val-d’Or, Québec (Canada)).
All the 2007–2010 samples were analysed by SGS in Toronto by Sodium Peroxide Fusion and ICP-MS finish using a 0.2 g aliquot of pulverised material.
In 2022–2025, all core samples were analysed at ALS by ME-MS589L Sodium Peroxide Fusion and ICP-MS finish using a 0.2 g aliquot of pulverised material. Previous operators and Sayona have regularly inserted third-party reference control samples and blank samples in the sample stream to monitor assay and laboratory performance. Assaying was completed by ALS Laboratories.
It is believed that the sampling, assaying and laboratory procedures are representative of the drilled material and appropriate for the Project.

For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

There was no sampling method other than diamond drilling. No geophysical tools or XRF instruments have been used in determining mineralisation.

Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

QA/QC was ensured by the insertion of Certified Reference Material (‘CRM’), half-core duplicate sampling, and the insertion of blanks into the sample sequence. Protocols include the systematic insertion of CRM standards at approximately 1 for every 25 samples and alternating blank samples of quartz and core duplicate samples at a rate of 1 for every 25 samples in previous operator programmes (SOQUEM). Since June 2022, Sayona's protocols have switched to 1 control sample for every 20 samples.
The CRMs used for monitoring lithium values are OREAS 750, OREAS 751, OREAS 752, OREAS 753 and OREAS 999. Occasionally, a CRM for Zn (OREAS 630B) has been used to validate other metals. These standards have been selected to reflect the target mineralisation type. Assays of quality control samples were compared with reference samples in the database and verified as acceptable prior to using the data from the analysed batches.
The assaying techniques and quality control protocols used are considered appropriate for the data to be reported in its current form and for the estimation of mineral resources.

Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel.
Sampling intervals defined by the geologist were assigned sample identification numbers prior to core cutting.
The results have been reviewed by multiple geologists. The company conducts internal data verification protocols, which have been followed. Significant intersections were verified by company personnel and CPs.
There are no currently known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

	The use of twinned holes.	No twinned holes have been drilled.
Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
All sampling and assay information were stored in a secure GeoticLog database with restricted access.
Assay results from the laboratory with corresponding sample identification are loaded directly into the GeoticLog database.

	Discuss any adjustment to assay data.	Li% has been converted to Li2O% for reporting purposes. The conversion used is Li2O = Li x 2.1527. No other adjustments to the assay data have been made.
Location of data points	Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
The drilling collars are positioned using handheld GPS and then professionally surveyed after completion. The professional survey firms of Paul Roy, Arpenteur-Géomètre, and Caouette, Thériault & Renaud, both based in Chibougamau, provided a land surveyor with a GPS base station to survey the completed drill collar locations.
Drill rigs were aligned using an electronic azimuth aligner (TN-14 azimuth aligner). Downhole survey data were collected at 3-m intervals using Reflex EZ and Flexit instruments. Some historical drill holes were subjected to Tropari and acid tests to monitor down-hole deviations.
The government’s LIDAR survey of the area was used to prepare a DEM/topographic model for the Project. There are no mine workings on the site.

	Specification of the grid systeusMed.	The grid system is UTM NAD83 Zone 18.

	Quality and adequacy of topographic control.	The quality and adequacy of the topographic control and drill hole database are considered appropriate for the work undertaken, and the data is suitable for use in mineral resource estimation.
Data spacing and distribution	Data spacing for reporting of Exploration Results.
The drill hole spacing ranges from 20–65m within the mineral resource area.
The spacing between drill hole fences is typically around 50m apart.
The drilling grid is looser in areas at the exploration stage and may include isolated drill holes.

Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserves estimation procedure(s) and classifications applied.

The data spacing is sufficient to establish the degree of geological and grade continuity for the exploration results, yielding Measured, Indicated and Inferred Mineral Resources within the Main dykes and Indicated and Inferred Mineral Resources within the South, Inter and Moleon dykes.
Significant assay intercepts remain open.
Further drilling is required to determine the extent of currently defined mineralisation. New drilling results obtained since the 2024 MRE database close-out date could potentially locally upgrade some resources and add new resources.

Whether sample compositing has been applied.
One metre (1m) compositing is applied to samples used for the mineral resource estimation. Samples from drill holes completed after the 2024 MRE were not composited.
For the purposes of illustrating exploration results, lithium values for pegmatite dykes are reported as the weighted average of individual samples.

Orientation of data in relation to geological structure	Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
Drilling may intersect mineralisation at various angles but is typically orthogonal to the lithium pegmatites dykes. Some drill positions have utilised the same drill pad but with a variable dip to intersect the target mineralisation at depth.

If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

The relationship between the drilling orientation and the orientation of key mineralised structures is appropriate. Drill holes exploring the extent of the Project intersected four (4) lithium-bearing pegmatite dyke swarms: Main, South, New South and Moleon. Each corresponds to a series of stacked dykes of variable thickness separated by faults. The Main group comprises 5 dykes oriented E-W and dipping gently to the north (N260°/-20°) and two dykes oriented approximately N-S and dipping steeply to the west (N180°/-70°). The South group comprises 12 dykes oriented E-W and nearly sub-horizontal or dipping gently to the south (N260°/-10°) and one dyke oriented approximately N-S and dipping steeply to the west (N180°/-70°). The New South group comprises 12 dykes oriented E-W and nearly sub-horizontal or dipping gently to the south (N260°/-5°) and one dyke oriented approximately N-S and dipping steeply to the west (N180°/-70°). The Moleon group comprises 1 dyke oriented E-W and nearly sub-horizontal or dipping gently to the south (N260°/-5°) and 9 dykes oriented N-S and dipping steeply to the west (N180°/-70°).
Spodumene pegmatite dykes in the area are typically tabular bodies, and the reported results appear consistent with that style of mineralisation. Drill hole orientation does not appear to have introduced a sampling bias.

Sample security	The measures taken to ensure sample security.
All reasonable measures and industry-standard sample and storage protocols have been applied.
Sample security is controlled by tracking samples from the drill rig through core logging, sampling, laboratory preparation and analysis, and database entry. Drill core was delivered from the drill rig to the core yard every shift. On completion of geological and geotechnical logging, Laurentia Exploration or Sayona personnel and/or their representatives finished processing the core and sent the samples to the laboratory.

Audits or reviews	The results of any audits or reviews of sampling techniques and data.
Internal reviews of core handling, sample preparation and laboratory procedures were conducted on a regular basis by both Laurentia Exploration or Sayona personnel and/or by their representatives.
The CP for the resource estimate, Mr. Alain Carrier, P.Geo., completed an independent logging and sampling review, and conducted re-sampling of selected core intervals. The results of the CP’s independent re-sampling programme are satisfactory.
Independent (Technominex) and internal (Sayona) CPs also conducted site visits and reviewed the application of core logging and sampling protocols and procedures.
During the 2024 Summer-fall campaign, sampling was conducted at Service MNG in Val-d’Or and at Services Technominex in Rouyn-Noranda. The drill core was logged and sampled by experienced geologists (Sayona/Laurentia Exploration) at the Moblan site, at the Chatillon camp. Sayona has continued the same sampling procedures as for the 2022-2023 campaign. The transportation of the core was handled by these two companies (MNG and Technominex). The cores were palletised at the site after logging and alternately transported by these two service companies. The delivery of the samples to the ALS laboratory was carried out by MNS (in Val-d'Or) and Technominex (in Rouyn-Noranda). The 2024 core storage is located at the LAN mining site in La Corne, and the storage of pulp and rejects is at the warehouse in Amos.
The sample preparation, security and analytical procedures are consistent with current industry standards and are appropriate and acceptable for the styles of mineralisation identified and will be appropriate for use in mineral resource estimation. There are no identified drilling, sampling or recovery factors that materially impact the adequacy and reliability of the results of the drilling programme on the Project.

JORC Code, 2012 Edition – Table 2

Section 2: Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

Moblan is situated in the northwestern part of the Province of Québec, Canada.
The Moblan Property, host to the lithium mineral resources outlined in the 2024 MRE consists of 20 claims (roughly 433 ha or 4.3 km2) held by Sayona Nord (60%) and Investissement Québec (40%). The Moblan Property is subject to a 1.5 to 2.5% Gross Overriding Revenue (‘GOR’) royalty payable to Lithium Royalty Corporation.

The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.
All claims are in good standing as of July 7, 2025. Claims are currently owned 60% by Sayona Nord Inc. (101628) and 40% by Investissement Québec (19383). On 31 December 2023, SOQUEM transferred its 40% participation in Moblan Property claims to Investissement Québec. Investissement Québec is now a 40% partner in the Moblan Property (according to the document entitled “Moblan joint venture agreement deed of assignment” dated 31 December 2023. There are no impediments that have been identified for operating in the Project areas.

Exploration done by other parties	Acknowledgment and appraisal of exploration by other parties.
The current Properties cover and overlap many historical mining and exploration properties. The boundaries and names of those properties have evolved following changes in ownership, option agreements, or land packages as claims were abandoned or added. Exploration work has been varied (e.g., prospecting, mapping, geophysics, geochemistry, drilling, etc.) and has focused on a variety of commodities (e.g., precious metals, base metals, and, more recently, critical and strategic minerals).
Interest in lithium in the area began in the 1960s inside the current limits of the Moblan Property. Surface prospecting and trenching performed by Muscocho Explorations Ltd in 1963 resulted in the discovery of numerous lithium-bearing dykes. A few of the dykes had been sampled earlier and revealed high grades of lithium oxide. Twenty-eight (28) lithium-bearing pegmatite dykes have been discovered in six (6) separate areas on the Moblan Property between 1992 and 2004, during work conducted by Abitibi Lithium Corporation.
The current Project has been the subject of significant exploration and drilling efforts, including geophysics, geochemistry, historical studies, metallurgical testing and engineering studies.

Geology	Deposit type, geological setting and style of mineralisation.
The Properties host several mineral occurrences and showings. These (and other adjacent) occurrences highlight the strong potential of the area for (i) Li pegmatite deposits; (ii) Cu-Zn VMS deposits; (iii) Au orogenic quartz-carbonate veins and disseminated sulphide deposits; (iv) Ni-Cu-PGE magmatic sulphide deposits; and (v) Au-Cu porphyry systems (e.g., Troilus Gold).
The economic potential of the Moblan Property is for lithium mineralisation (spodumene pegmatites). Lithium-bearing pegmatites were grouped into four (4) dyke swarms: Main, South, New South and Moleon. Each corresponds to a series of stacked lithium-bearing dykes of variable thicknesses separated by faults

Criteria	JORC Code explanation	Commentary

The Main group comprises 5 lithium pegmatite dykes oriented E-W and dipping gently to the north (N260°/-20°) and two dykes oriented approximately N-S and dipping steeply to the west (N180°/-70°). This swarm extends laterally E-W for approximately 1500 m and 500 m N-S. In this group, the thickest dyke has an average intercept length of 25 m.
The South group comprises 12 dykes oriented E-W and almost sub-horizontal or dipping gently to the south (N260°/-10°) and one dyke oriented approximately N-S and dipping steeply to the west (N180°/-70°). This swarm extends laterally E-W for approximately 1800 m and 300 m N-S. In this group, the thickest dyke has an average intercept length of 45 m.
The New South group comprises 12 dykes oriented E-W and dipping moderately to the north (N260°/-5°) and one dyke oriented approximately N-S and dipping steeply to the west (N180°/-70°). This swarm extends laterally E-W for approximately 1800 m and 300 m N-S. In this group, the thickest dyke has an average intercept length of 29 m.
The Moleon group comprises 1 dyke oriented E-W and nearly sub-horizontal or dipping gently to the south (N260°/-5°) and 9 dykes oriented N-S and dipping steeply to the west (N180°/-70°). This swarm extends laterally N-S for approximately 750 m and 250 m E-W. In this group, the thickest dyke has an average intercept length of 26 m.

Drill hole Information
A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
•      easting and northing of the drill hole collar
•      elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole
•      collar dip and azimuth of the hole
•      down hole length and interception depth
•      hole length.

Refer to previous exploration releases for the drill hole information of the previously reported intercepts (ASX announcements of 26 April 2022; 27 June 2022; 17 April 2023, 11 July 2023, 22 October 2023, 27 May 2024, 13 June 2024, 27 August 2024, 30 January 2025, 27 April 2025).
Material information on the Project’s drill holes is illustrated on the figures (plan views, sections, results tables) in ASX Announcements of April, July and October 2023, and in May, June, and August 2024, 30 January 2025, and 27 April 2025.
The coordinates in the figures and the tables are in metres (UTM NAD83 Zone 18), and the elevation is in metres above sea level.
The selection of the most significant drill hole intercepts was based on high metal factors (%Li2O content x length in metres) for intervals in spodumene pegmatite dykes. In ASX Announcements of April, July and October 2023, of May and June 2024 and of January 2025 and 27 April 2025, the table includes collar dip and azimuth of the hole, down hole length, interception depth, and hole length.
Depending on the azimuths and plunges of the selected boreholes, the drilled lengths are apparent and do not reflect true thicknesses.
The CPs were provided with all necessary detailed drill hole information to complete the 2024 MRE and 2024 DFS.

If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

The Project is at an advanced stage of exploration, with a reported mineral resource, ongoing engineering studies, and a substantial database of 986 drillholes (198,100.35m). All the details are therefore not presented in table form.
Drilling resumed on the Project after the publication of the 2024 MRE and while engineering studies on the Project were still being carried out. The new 2024 drilling results are not included in the 2024 MRE. The CPs do not believe that their omission will materially affect the 2024 MRE. The new drilling results will have an influence mainly on the periphery of the current resources, potentially contributing to the conversion of resources

Criteria	JORC Code explanation	Commentary
(upgrading) and adding new resources (ASX Announcements of July and October 2023, May, June, August 2024, and January and April 2025).
Data aggregation methods	In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
Significant assay intercepts are reported as the weighted average over total pegmatite core length.
Li2O grades do not show great variations (coefficient of variation of 0.85). Based on statistical analysis, no capping is required, and no capping was applied to the Project’s Li2O grades.
Refer to previous exploration releases for the drill hole information of previously reported intercepts.

Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
Aggregation of Li2O grades to obtain the weighted average of a significant intercept is constrained within single pegmatite dykes.
	The assumptions used for any reporting of metal equivalent values should be clearly stated.	No metal equivalent values were used.
Relationship between mineralisation widths and intercept lengths	These relationships are particularly important in the reporting of Exploration Results.	The reported significant assay intervals represent apparent widths. Refer to previous exploration releases for the drill hole information of previously reported intercepts.
If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
Drilling is not always perpendicular to the dip of mineralisation, and true widths are less than downhole widths. Lithium pegmatites correspond to a series of stacked dykes of variable true thicknesses.

	If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).	Pegmatite intercepts (%Li2O over m) are expressed over downhole length (not over true width).
Diagrams
Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Refer to the figures in previous resources and exploration releases (ASX Announcement of April, July and October 2023, and May, June and August 2024, and January and April 2025) for illustrations of previously reported holes and assays and for the block model results of the 2024 MRE.

Criteria	JORC Code explanation	Commentary
Balanced reporting
Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All assay results were used to estimate and report the 2024 MRE and for the engineering studies.
Other substantive exploration data
Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

The reported drill results are consistent with geological observations and the mineral resource estimate as described.
Metallurgical testing, geomechanical, geotechnical and environmental studies, and condemnation drilling were completed for engineering purposes.
No other meaningful exploration data are reported.

Further work	The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
Further work includes additional drilling to outline the geometry and extent of the lithium pegmatite dyke swarms identified to date.
Exploration and step-out drilling is planned to extend the limits of the mineralised system and potentially discover additional pegmatite dykes.

Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
Refer to the figures in previous exploration releases (ASX Announcements of April, July and October 2023, and May, June and August 2024, and January and April 2025) for illustrations of previously reported holes and assays.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: July 22, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel